Exhibit 99.12

CONSENT OF QUALIFIED PERSON

In connection with the Company’s final prospectus supplement dated April 22, 2026 to a short form base shelf prospectus dated May 23, 2025, including the documents incorporated by reference therein (collectively, the “Prospectus”), I, J. Alex Mcintyre, P.Eng., of Knight Piésold Ltd., and a Qualified Person as defined in National Instrument 43-101 — Standards of Disclosure for Mineral Projects, hereby consent to the use of my name in the Prospectus in connection with references to my involvement in the preparation of the technical report entitled “Hammerdown Gold Project, Preliminary Economic Assessment Technical Report, Newfoundland & Labrador, Canada” with an effective date of February 18, 2026 (the “Technical Report”) and to references to the Technical Report, or portions thereof, in the Prospectus and to the inclusion and incorporation by reference of information derived from the Technical Report and in the Prospectus.

I also hereby confirm that I have read the Prospectus, and I have no reason to believe there are any misrepresentations in the information contained therein that are derived from the sections of the Technical Report that I am responsible for preparing, or that are within my knowledge as a result of the services I performed in connection with the Technical Report.

I also consent to references to my name and the Technical Report in the Company’s Registration Statement on Form F-b (File No. 333-287547) (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission and to the inclusion or incorporation by reference in the Registration Statement of written disclosure from the Technical Report and extracts from or a summary of the Technical Report.

Yours truly,
Knight Piésold Ltd.

(Signed) "J. Alex McIntyre"
J. Alex McIntyre, P.Eng.
Senior Engineer

1 of 1	Knight Piésold Ltd. | 200 - 1164 Devonshire Avenue | North Bay, Ontario | canada, P1B 6X7
T +1 705 476 2165 | E northbay@knightpiesold.com | www.knightpiesold.com